Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is a transcript of a video posted on the Company’s internal intranet site.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Transcription: American Airlines/US Airways Merger Announcement “Sparkle Reel”

Slate

On February 14, 2013

American Airlines and US Airways came together to announce plans to become a premier global carrier and the new American was unveiled

Audio

We begin with the mega merger just announced to create the world’s largest airline

News Headline

CBS This Morning

Mega Merger

American & US Air To Become Largest Airline

Audio

American Airlines and US Airways are announcing and $11 billion merger this morning

News Headline

The Wall Street Journal

American Airlines, U.S. Airways Agree to Merge

U.S. Carriers Merge to Form Air Giant

US Airways and American Airlines parent AMR approved a merger that will create the world’s largest airline

Audio

We’re talking about a massive airline. It will effectively have about 1,500 planes, 100 thousand employees, and, again, 40 billion in revenues. It’s a big deal.

News Headline

CBS 11 DFW

American Airlines Merger

AMR & US Airways Expected To Make Formal Merger Announcement Today

News Headline

Fox News America’s Newsroom

American & US Airways Agree To Merger

Audio

American Airlines and US Airways have struck a deal

Audio

This is huge.

News Headline

USA Today

World’s biggest: American, US Airways to merge

“The combined airline will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace”

Audio

The largest airline in the world.

News Headline

Forbes

The combined company will operate under the American Airlines brand

Audio

The new airline will take the American Airlines name.

News Headline

Bloomberg, Bloomberg Surveillance

New Airline Will Be Run By US Airways CEO

Audio

The US Airways CEO, Doug Parker will be the new airline’s CEO

News Headline

azcentral.com

US Airways-American Airlines merger is official

US Airways CEO Doug Parker will lead the combined airline

Social Media Posts

•	Danny van Delden: Love it!

•	Michelle Nickolau Hughes: feel the love AA & USair <3

•	Backpackers of the World: Good luck both!

•	@ABC7NY NewsDesk: The new mega airline will keep the @AmericanAir name but will be run by

•	@USAirways CEO Doug Parker

•	@edblankenship: I can’t tell you how please I am about the US Airways & American Airlines merger. Really looking forward to my accounts being merged.

Social Media Post

•	@AP: BREAKING: AP Sources: American Airlines and US Airways agree to merge and create world’s biggest airline

•	@HuffingtonPost: American Airlines, U.S. Airways to merge, creating world’s largest airline huff.to/12O38C1

¡    Merger Takes Flight

¡	DALLAS – American Airlines and US Airways have agreed to merge in an $11 billion deal that would create the world’s biggest airline. The combined carrier will be called American Airlines and be…

•	@todayshow: 5 things the American Airlines-US Airways merger means for you. Story: on.today.com/11linNv

Audio

The world’s biggest airline: 94 thousand employees, 6,700 daily flights

Audio

The new combined airline is going to generate revenues of about $39 billion

News Headline

The Washington Post

American Airlines approved merger with US Airways

Analysts see the two airlines as a good match… it has economic benefits for a country to be able to have a stable airline industry

Audio

This is really terrific for both companies

Audio

Doug Parker: The over 900 routes that we fly individually, there are only 12 of them where we have overlap. So, this really is about two airlines, putting them together, and providing better service to customers

News Headline

CBS 11 DFW – American Airlines Merger: DFW Int’l Airport

Audio

The new American will have more flights, more hubs and more places for passengers to choose. The new airline will not stop service to any of the current flights or the hubs that they both operate.

News Headline

The New York Times

American and US Airways Announce Deal for $11 Billion Merger

The combined airline… was expected to maintain all hubs currently served by both airlines.

News Headline

Star-Telegram

Airlines and Aviation

Merger expected to improve choice for American customers on both coasts

News Headline

Reuters

American Airlines, US Airways unveil $11 billion merger

The new, larger American Airlines would return to the leadership position among U.S. carriers

Audio

It’s good for the economy. All these people get back to work.

Audio

This may be a new starting point for both of them.

News Interview

ABC 7 Chicago

Franco Tedeschi – Vice President – Chicago, American Airlines

Audio

We are excited about offering a broader network, a competitive product.

News Interview

ABC World News Now

Chris Manno – American Airlines Pilot

Audio

The goal going forward is to make the biggest, strongest airline in the country.

Audio

Tom Horton: With the largest global network, strong hubs, the best alliance partners, and an even stronger oneworld, the most modern fleet, a solid financial foundation, and the finest team of people in the industry, we will once again be an industry leader worthy of the name American Airlines: America’s flag carrier.

News Headline

dallasnews.com – The Dallas Morning News

Exclusive: Tom Horton on leading American through bankruptcy to merger

We’ve been investing in the product. It’s a total repositioning of the company. –Tom Horton

News Headlines

•	TODAY

¡    American Airlines, US Airways announce merger

•	The New York Times

¡    American and US Airways Announce Deal for $11 Billion Merger

•	CNBC

¡    AMR, US Airways Merger Good for Customers: CEOs

•	BBC

¡    American and US Airways ‘to merge’

•	Los Angeles Times

¡    American Airlines-US Airways merger formally announced

•	Daily News

¡    American Airlines, US Airways agree to $11 billion merger to create world’s biggest airline

•	The Huffington Post

¡    American Airlines US Airways Merger

•	The Washington Post

¡    American Airlines, US Airways merger could ultimately mean higher airfares, more destinations

•	ABC News

¡    American Airlines, US Airways to Make Merger Official

Slate

The new American

A global airline that will continue to lead and transform

Building on our proud past, combining the best of both companies

The new American is arriving